

PRESS RELEASE

METALLICA
RESOURCES INC

Press Release No. 05-14

METALLICA RESOURCES UPDATES LA FORTUNA RESOURCE ESTIMATE - EL MORRO PROJECT, CHILE

Toronto, Ontario – September 22, 2005 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that an updated resource estimate for its 30% owned La Fortuna copper-gold deposit includes a near surface core of enriched copper mineralization grading 1.20% copper, 0.44 g/t gold and containing an estimated one billion pounds of copper and 565,000 ounces of gold. The new estimate incorporates the results of 23 additional core holes totaling 9,932 meters completed earlier this year by Falconbridge Ltd., Metallica's joint venture partner on the project. In a recent press release it was reported that Falconbridge had earned a 70% interest in the El Morro Project by making a US$10 million cash payment to Metallica. Also previously announced, Falconbridge is a significant shareholder in Metallica, owning 7.3% of the Company's shares.

The new resource estimate for the La Fortuna deposit has been calculated independently by Norwest Corporation in collaboration with Metallica Resources Inc. The updated resource estimate is as follows:

	0.3% Copper Cutoff			0.4% Copper Cutoff			0.5% Copper Cutoff		
	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)
Supergene	116,000	0.81	0.27	94,000	0.91	0.30	75,000	1.03	0.34
Primary	537,000	0.51	0.49	385,000	0.57	0.56	248,000	0.63	0.63
Total	653,000	0.56	0.45	479,000	0.64	0.51	323,000	0.72	0.56

The new estimate also includes the following reclassification of the resource:

	0.3% Copper Cutoff			0.4% Copper Cutoff			0.5% Copper Cutoff		
	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)
Indicated	203,000	0.69	0.59	185,000	0.72	0.62	150,000	0.78	0.65
Inferred	450,000	0.50	0.39	295,000	0.58	0.44	172,000	0.68	0.49

HIGHLIGHTS

➢ Based on the 0.4% copper cutoff, the La Fortuna resource is estimated to contain 6.7 billion pounds of copper and 7.9 million ounces of gold, a slight increase over Falconbridge's 2002 Inferred Mineral Resource estimate. As 30% owner of the project, this equates to 2.0 billion pounds of copper and 2.4 million ounces of gold to Metallica's credit.

➢ The supergene zone includes a high grade core estimated to contain approximately 40 million tonnes averaging 1.20% copper and 0.44 g/t gold, or one billion pounds of copper and 565,000 ounces of gold at a 0.40% copper cutoff. This part of the resource centers on the main La Fortuna porphyry stock and corresponds to the shallowest part of the deposit, occurring within 15 meters of the surface.

➢ The 2005 drilling program has doubled the drill hole density within the upper 450 meters of the La Fortuna deposit to an average drill hole spacing of 100 meters. As a result, a significant portion resource has been upgraded to Indicated classification from Falconbridge's 2002 Inferred Mineral Resource estimate. At the 0.4% copper cutoff, approximately 40% of the La Fortuna mineral resource is now classified as Indicated.

- On a copper-equivalent cutoff basis using metals prices of $1.00/lb copper and $400/oz gold, the estimated resource is as follows:

	0.3% Copper Equiv. Cutoff			0.4% Copper Equiv. Cutoff			0.5% Copper Equiv. Cutoff		
	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)	Tonnes (000's)	Copper (%)	Gold (g/t)
Supergene	124,000	0.77	0.26	109,000	0.83	0.28	91,000	0.92	0.31
Primary	779,000	0.42	0.43	638,000	0.47	0.48	503,000	0.51	0.53
Total	903,000	0.47	0.41	747,000	0.52	0.45	594,000	0.57	0.50

At the 0.4% copper-equivalent cutoff, the La Fortuna resource is estimated to contain 8.6 billion pounds of copper and 10.8 million ounces of gold, equating to 2.6 billion pounds of copper and 3.2 million ounces of gold to Metallica's credit.

- Consistent with Falconbridge's 2002 Inferred Mineral Resource estimate, the updated resource estimate is calculated down to the 3,400-meter elevation. One diamond drill hole, DDHF-39, continues to the 3,073-meter elevation, extending approximately 325 meters below the current resource estimate where it averages 0.53% copper, 0.43 g/t gold. The entire hole averages 0.65% copper and 0.53 g/t gold over a vertical length of 970 meters.

The updated estimate for the La Fortuna deposit is classified as an Indicated and Inferred Mineral Resource in accordance with CIM Definitions on Mineral Resources and Mineral Reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The geologic model for the estimate has been developed by qualified Metallica and Norwest professionals. The Qualified Persons, as defined by Canadian NI 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Drill core samples from the 2005 drilling program were assayed by ACME Analytical Laboratories S.A., an independent laboratory located in Santiago, Chile. Drill core samples from previous years were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. All drill core samples have been subject to Noranda's Six Sigma Drill Core Sampling and Analysis Protocols for quality assurance and quality control, which include the use of internal blanks and Gannet certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold.

Looking forward, Metallica understands that Falconbridge intends to initiate another campaign of delineation and infill drilling to further confirm and upgrade the resource classification of the La Fortuna deposit. This program is expected to begin during the Fourth Quarter 2005 at the start of the Andean summer field season.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding. At the end of the second quarter 2005 it had approximately US$38 million in cash and cash equivalents and no debt. On September 6, 2005 Metallica received a US$10 million payment from Falconbridge Ltd as part of Falconbridge's earn-in requirement on the El Morro copper-gold porphyry project in Chile. For further details on Metallica Resources, please visit the company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.